Exhibit 99.1

Press Release

Chi-Med Initiates an International Phase I/Ib Trial of HMPL-689 in Patients with Advanced Relapsed or Refractory Lymphoma

London: Tuesday, September 3, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) has initiated an international Phase I/Ib study of HMPL-689, its novel, highly selective and potent small molecule phosphoinositide-3 kinase delta isoform (“PI3Kδ”) inhibitor, in patients with relapsed or refractory lymphoma.  The first patient was dosed on August 26, 2019 in the U.S.

The international clinical study, with sites in the U.S. and Europe, is a multi-center, open-label, two-stage study, including dose escalation and expansion, investigating the effects of HMPL-689 administered orally to patients with relapsed or refractory lymphoma.  The primary outcome measures are safety and tolerability.  Secondary outcomes include pharmacokinetic (“PK”) measurements and preliminary efficacy such as objective response rate (ORR).  The co-lead investigators of the study are Dr. Nilanjan Ghosh (Lymphoma Program Director, Levine Cancer Institute-Morehead, Charlotte, NC), and Dr. Jonathan B. Cohen (Associate Professor, Department of Hematology and Medical Oncology, Emory University School of Medicine, Atlanta, GA).  Additional details may be found at clinicaltrials.gov, using identifier NCT03786926.

This study complements the ongoing Phase I/Ib dose escalation and expansion study of HMPL-689 in China (clinicaltrials.gov identifier: NCT03128164) addressing a broad range of hematological cancers.  A Phase I dose escalation study in Australia in healthy adult volunteers to evaluate HMPL-689’s PK and safety profile following single oral dosing was completed in 2016 (clinicaltrials.gov identifier: NCT02631642).

About HMPL-689

HMPL-689 is a novel, potential best-in-class, highly selective and potent small molecule inhibitor targeting the isoform PI3Kδ.  In preclinical PK studies, HMPL-689’s PK properties have been found to be favorable with expected good oral absorption, moderate tissue distribution and low clearance.  HMPL-689 is also expected to have low risk of drug accumulation and drug-to-drug interaction and is highly potent, particularly at the whole blood level.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 440 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Chi-Med is headquartered in Hong Kong and is dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market. For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward‑looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward‑looking statements reflect Chi‑Med’s current expectations regarding future events, including its expectations for the clinical development of HMPL‑689, plans to initiate further clinical studies for HMPL‑689, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward‑looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidate HMPL‑689 to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of HMPL‑689 for a targeted indication and the sufficiency of funding. Existing and prospective investors are cautioned not to place undue reliance on these forward‑looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi‑Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi‑Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President	+852 2121 8200
	Annie Cheng, Vice President	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Richard Gray / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500